
N
S
W
E
Legend
GP06-62
Phase 2 Drillhole
2002- 2006 Drillhole
Quartz Vein Zones
Pond
Drill Road
Stream
Road
Grid Line
5417500 mN
48+00 E
50+00 E
53+00 E
562500 mE
Jaclyn North Zone
Jaclyn Main Zone
Jaclyn South Zone
Christopher Zone
11033M
11034M
P73,74
63,64
65,66
67,68
P69
62
P70,71
P72
Buchans Highway
CROSSHAIR
Crosshair Exploration & Mining Corp.
NTS 12A/16 and 02D/13
GOLDEN PROMISE PROJECT
JACLYN DRILL PLAN
250 metres
UTM NAD27 Zone21
December 2006